COURT INNOVATIONS

Expanding access to our courts for all citizens

MJ CARTWRIGHT

5 October 2016

Matterhorn™
BY COURT INNOVATIONS

WHY ONLINE CASE RESOLUTION?


ONLY





Matterhorn™
BY COURT INNOVATIONS

PLATFORM SOLUTION



ABC District Court
Online Review
Anytown, USA
Search
Traffic Ticket
Parking Ticket

Matterhorn™
BY COURT INNOVATIONS

MATTERHORN PLATFORM SOLUTION


Traffic Ticket
Parking Ticket
Warrant
Amnesty
Prevention
Suspended License
Family Court Solutions
Small Claims



Matterhorn
BY COURT INNOVATIONS

ONLINE/MOBILE PROCESSES

Civil Infractions

Step 1: **Citizen**

- Enters basic information

Step 2: **Platform Triaging**

- Checks initial eligibility and configurations

Step 3: **Citizen**

- Requests a review
- Provides information

Step 4: **Law Enforcement**

- Recommends offer based on request and situation

Step 5: **Court/Citizen**

- Accepts or rejects offer; sets fine. Final resolution notification sent to citizen

IMPACT AND COST SAVINGS

Cost Reduction

Combined court staff time per hearing

before
157
minutes

after
27.36
minutes

Combined court staff time with Matterhorn

Cost Reduction

10%
reduction
warrants
issued

4 hours per each warrant

Fees Collected

before
1-2
months

after
7-8 days

Matterhorn cut case closure rate from 1-2 months to just 7.67 days

Matterhorn™
BY COURT INNOVATIONS

U.S. ANNUAL MARKET OPPORTUNITY



$40 M
current
$375+ M
1st expansion
$525+ M
2nd expansion

GO-TO-MARKET PLAN



Initial Pilots
Agreement with State of Michigan
Contracts With Courts
Build out Platform
Start National Outreach
National Scaling
Washtenaw County
Bay County
Highland Park
6/15
Today
Expanded applications

Matterhorn™

Matterhorn™ BY COURT INNOVATIONS

MOMENTUM WITH COURTS

- 14A DC Washtenaw County MI
- 74th DC Bay County MI
- 30th DC Highland Park MI
- 54B DC East Lansing MI
- 29th DC Wayne City MI
- 61st DC Grand Rapids MI
- 54A DC Lansing MI
- 32A DC Harper Woods MI
- 65A DC Clinton County MI
- 55th DC Ingham County MI
- 63rd DC Kent County MI
- 16th DC Livonia MI
- 14B DC Ypsilanti Township MI
- 1st DC Monroe County MI
- 53rd DC Livingston County MI
- 22nd DC Inkster MI
- 46th DC Southfield MI
- 31st DC Hamtramck MI
- Franklin County OH

SALES CONVERSIONS

Known in Courts

- Influencers
- Conferences
- Referrals

Sales Pipeline

- Michigan (3-4 months)
- New States (6-10 months)

Implementation

- Same court system: 2 weeks
- New court system: 3-4 weeks

Matterhorn™
BY COURT INNOVATIONS

CORE TEAM



MJ Cartwright, CEO
startup experience, sold to J&J



Saaed Fattahi, CTO
startup experience, sold to Salesforce.com



Tracy Davis, Product



Kate MacEwen, Sales



Mike Losey, Customer Operations



JJ Prescott, Founder and Law Professor





Board: Ted Dacko, Jack Miner
startup experience, successful exits

Matterhorn™
BY COURT INNOVATIONS

SaaS BUSINESS MODEL

Select **applications**, determine **volumes**

Court pays setup fee and

- subscription and/or transaction-based

Upsell additional **applications**

COURT INNOVATIONS

Expanding access to our courts for all citizens

MJ CARTWRIGHT
mj@courtinnovations.com
734.878.3665

Matterhorn™
BY COURT INNOVATIONS